Exhibit 7

Media Contacts:	Paul Capelli/Owen Davis
508-253-8530/8468

Investor Contacts:	Laurel Lefebvre/Chris Powers
508-253-4080/4632

Staples Increases Offer Price per Corporate Express

 Preference Share A to EUR 3.60

FRAMINGHAM, Mass., June 25, 2008 — Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary, Staples Acquisition B.V., are pleased to announce the increase to EUR 3.60 of the all cash offer price per share for all the issued and outstanding depositary receipts of Preference Shares A in the share capital of Corporate Express N.V. with a nominal value of EUR 1.20 each (“Preference Shares A”) under the offer made by Staples Acquisition B.V. on May 19, 2008 for certain securities issued by Corporate Express N.V. (the “Offer”).  The Offer is further described in the Offer Memorandum of May 19, 2008 and is subject to the amendments in the press announcements of June 3, 2008 and June 11, 2008.

The increased all cash offer per Preference Share A of EUR 3.60 for the Preference Shares A compares favorably to the intrinsic value of the preference shares plus accrued but unpaid dividends for 2008. The EUR 3.60 offer price represents a premium of approximately 18 percent to the one-month average closing price of approximately EUR 3.05 per Preference Share A on Euronext Amsterdam for the period ended June 24, 2008.

ING, Fortis Verzekeringen Nederland and Kempen Capital Management, which collectively own 46,000,297 Preference Shares A, representing approximately 86.3 percent of the issued preference share A capital of Corporate Express, have irrevocably committed to tender their Preference Shares A into Staples’ Offer under the conditions described in the Offer Memorandum, as amended.

Staples anticipates that the price increase will also be attractive to the remaining holders of the Preference Shares A and encourages all holders of Corporate Express’ ordinary shares and Preference Shares A and all holders of the Corporate Express two percent subordinated convertible bonds to tender their securities into the Offer, which expires Friday, June 27, 2008 at 17.30 CET, unless extended.

Staples confirms that the funds available under the credit agreement described in section 6.4 of the Offer Memorandum, together with Staples’ cash reserves and the funds available under its existing revolving credit facility, remain sufficient to fund the consideration due upon settlement of the Offer.

About Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With

2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

This is a public announcement pursuant to the provisions of section 15, paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  Staples Acquisition B.V. expressly reserves any and all rights it has in respect of the Offer, as described in the Offer Memorandum, including the right to invoke or waive any of the conditions to the Offer set out in section 6.5 thereof.  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum subject to the amendments in the press announcements of 3 and 11 June 2008.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.  Other than the information contained in the Offer Memorandum, Staples Acquisition B.V. did not disclose to the shareholders who have irrevocably committed to tender their Preference Shares A any material information regarding the Offer that would be relevant for securityholders when considering to tender their securities in the Offer.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to the fact that the Offer made by Staples or any other acquisition of Corporate Express will be consummated and those other factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.